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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         ------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  ADVANTA CORP.
              ----------------------------------------------------
            (Exact name of registrant as specified in its charter)


     Delaware                                                  23-1462070
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(State of incorporation                                      (IRS Employer
   or organization)                                         Identification No.)



Welsh and McKean Roads, P.O. Box 844, Spring House, PA              19044
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   (Address of principal executive offices)                        (Zip Code)

If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. | |

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. | |

Securities to be registered pursuant to Section 12(b) of the Act:

            Title of Each Class          Name of Each Exchange on Which
            to be so Registered          Each Class is to be so Registered


                  None
             ----------------                 ----------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                             Class A Purchase Rights
                             Class B Purchase Rights
                             -----------------------
                                (Title of Class)
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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On March 14, 1997, the Board of Directors of Advanta Corp. (the "Company") adopted a Shareholder Rights Plan, providing that one Class A Right (a "Class A Right") shall be attached to each share of Class A Common Stock, par value $0.01 per share, of the Company (the "Class A Common Stock") and one Class B Right (a "Class B Right" and, together with the Class A Rights, the "Rights") shall be attached to each share of Class B Common Stock, par value $0.01 per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). Each Right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one ten-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of $150.00 per Unit (the "Purchase Price"), subject to adjustment. The Preferred Stock is a series of the Company's Class B Preferred Stock, par value $.01 per share. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of March 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

            Initially, the Class A Rights will be attached to all Class A Common Stock certificates representing shares then outstanding and the Class B Rights will be attached to all Class B Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or 15% or more of the outstanding shares of Class A Common Stock (the "Stock Acquisition Date") or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock or Class A Common Stock. The definition of Acquiring Person excludes any Exempted Person (as defined below). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

           Any person who, together with all affiliates and associates of such person, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 15% or more of the shares of Common Stock outstanding or 15% or more of the shares of Class A Common Stock outstanding on the date the Board of Directors authorizes the rights dividend (the "Rights Dividend Declaration Date"), will


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      be an "Exempted Person." In addition, any person who, together with all affiliates and associates of such person, becomes the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 15% or more of the shares of Common Stock then outstanding, or 15% or more of the shares of Class A Common Stock then outstanding, in either case as a result of a purchase by the Company or any of its Subsidiaries of shares of Common Stock will also be an "Exempted Person." However, any such person will no longer be deemed to be an Exempted Person and will be deemed to be an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner, at any time after the date such person became the beneficial owner of 15% or more of the then outstanding shares of Common Stock or Class A Common Stock, of additional securities representing 1,000 or more shares of Common Stock, except if such additional securities are acquired (x) pursuant to the exercise of options or warrants to purchase Common Stock outstanding and beneficially owned by such person as of the date such person became the beneficial owner of 15% or more of the then outstanding shares of Common Stock or Class A Common Stock or as a result of an adjustment to the number of shares of Common Stock or Class A Common Stock for which such options or warrants are exercisable pursuant to the terms thereof, or (y) as a result of a stock split, stock dividend or the like. A purchaser, assignee or transferee of the shares of Common Stock (or options or warrants exercisable for Common Stock) from an Exempted Person will not thereby become an Exempted Person, except that a transferee from the estate of an Exempted Person who receives Common Stock as a bequest or inheritance from an Exempted Person shall be an Exempted Person so long as such transferee continues to be the beneficial owner of the requisite percentage of shares.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 11, 2007 unless earlier redeemed by the Company as described below. At no time will the Rights have any voting power.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event that an Acquiring Person, other than an Exempted Person, becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock or 15% or more of the then outstanding shares of Class A Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the independent directors of the Company who are Continuing Directors (as defined below) and who are not representatives, nominees, affiliates or associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer")), each holder of a


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      Class A Right will thereafter have the right to receive, upon exercise,
      Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) and each holder of a Class B Right will thereafter have the right to receive, upon exercise, Class B Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of Units associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged; or
      (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

            The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

            At any time after the Stock Acquisition Date and prior to the acquisition by the Acquiring Person of 50% or more of the then outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to one share of Class A Common Stock per Class A Right (subject to adjustment) and one share of Class B Common Stock per Class B Right (subject to adjustment). Any such exchange shall


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      require the concurrence of a majority of the Continuing Directors (as defined below).

            At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Under certain circumstances, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

            The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the adoption of the Rights Plan and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event the Rights are redeemed.

            Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            A copy of the Rights Agreement is being filed as Exhibit 1 to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This Summary of Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.




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ITEM 2.  EXHIBITS.

     Number            Exhibit
     ------            -------

      1 Rights Agreement (the "Rights Agreement") dated as of March 14, 1997, by and between the Company and the Rights Agent, including:

                   The form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Advanta Corp., attached as Exhibit A;.

                   The form of Rights Certificate, attached as Exhibit B;

                   The Summary of Rights to Purchase Series A Junior Participating Preferred Stock, attached as Exhibit C.



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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ADVANTA CORP.
                                  (Registrant)



Date:  March 17, 1997    By: /s/ Gene S. Schneyer
                            ---------------------------------
                                    Gene S. Schneyer
                                    Vice President, Secretary
                                    and General Counsel




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                               INDEX OF EXHIBITS



Number            Exhibit                                                        Page
------            -------                                                        ----

   1        Rights Agreement (the "Rights Agreement") dated as of March 14,
            1997, by and between the Company and the Rights Agent, including:

            The form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of
            Advanta Corp., attached as Exhibit A;

            The form of Rights Certificate, attached as Exhibit B;

            The Summary of Rights to Purchase Series A Junior Participating
            Preferred Stock, attached as Exhibit C.



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